[redacted]

04002578

SECUR MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2004 WASH. D.C.

SEC FILE NUMBER
8- 42751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Technology Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 TORY HILL LANE
(No. and Street)

ROWAYTON	CONNECTICUT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE PROFESSIONAL ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

84 WEST PARK PLACE	STAMFORD	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID SIEVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL TECHNOLOGY, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David R. Siever
Signature

Chairman
Title

LISA M. NUNZIANTE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2008

Lisa M. Nunziante
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL TECHNOLOGY, INC.

Financial Statements
and Supplemental Information

Year Ended December 31, 2003

TABLE OF CONTENTS

	Page
FACING PAGE (FORM X-17A-5)	1 - 2
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	
Balance Sheet	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity (Deficit)	6
Statement of Changes in Liabilities Subordinated to Claims of Creditors	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 11
SUPPLEMENTAL INFORMATION	
Computation of Net Capital	12
Auditor's Report on Internal Control	13 - 14

The Professional Associates, P.C.
Certified Public Accountants and Consultants

James F. Beardsley, CPA
Clement J. Pascarella, CPA
Robert R. Pascarella, CPA
Edmund Pilla, CPA, Retired

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Capital Technology, Inc.
Rowayton, Connecticut

We have audited the accompanying balance sheet of Capital Technology, Inc. (a Delaware corporation) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity (deficit), changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Technology, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital on Page 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Professional Associates, P.C.

February 10, 2004

84 West Park Place, Stamford, CT 06901, Phone (203) 325-9771, Fax (203) 323-6266

CAPITAL TECHNOLOGY, INC.

Balance Sheet

December 31, 2003

ASSETS

CURRENT ASSETS	
Cash and equivalents	$ 8,752
Accounts receivable	163
TOTAL ASSETS	$ 8,915

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES	
Accounts payable	$ 139
Due to shareholder	913
TOTAL CURRENT LIABILITIES	1,052
SUBORDINATED STOCKHOLDER LOAN	9,252
TOTAL LIABILITIES	10,304
STOCKHOLDER'S DEFICIT	
Common stock, without par value, $1 stated value 30,000 shares authorized, 21,000 shares issued and outstanding	$ 21,000
Accumulated deficit	(22,389)
TOTAL STOCKHOLDER'S DEFICIT	(1,389)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 8,915

See accompanying notes.

CAPITAL TECHNOLOGY, INC.

Statement of Operations

Year Ended December 31, 2003

REVENUES	
Transaction fees	$ 60,000
Retainer fees	67,879
Interest and other income	239
TOTAL REVENUES	128,118
EXPENSES	
SEP contribution	6,438
General and administrative expenses	123,950
TOTAL EXPENSES	130,388
NET LOSS	$ (2,270)

See accompanying notes.

CAPITAL TECHNOLOGY, INC.

Statement of Changes in Stockholder's Equity (Deficit)

Year Ended December 31, 2003

	Common Stock	Accumulated Deficit	Total Stockholder's Equity (Deficit)
BALANCE - JANUARY 1, 2003	$ 21,000	$ (17,119)	$ 3,881
Distribution		(3,000)	(3,000)
Net loss	-	(2,270)	(2,270)
BALANCE - DECEMBER 31, 2003	$ 21,000	$ (22,389)	$ (1,389)

See accompanying notes.

CAPITAL TECHNOLOGY, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors

Year Ended December 31, 2003

BALANCE - JANUARY 1, 2003	$ 9,252
BALANCE - DECEMBER 31, 2003	$ 9,252

See accompanying notes.

CAPITAL TECHNOLOGY, INC.

Statement of Cash Flows

Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ (2,270)
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(163)
Due to stockholder	(847)
Total adjustments	(1,010)
NET CASH USED BY OPERATING ACTIVITIES	(3,280)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholder	(3,000)
NET CASH USED BY FINANCING ACTIVITIES	(3,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,280)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	15,032
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 8,752

See accompanying notes.

Note A - The Company

Capital Technology, Inc. (the "Company") was incorporated in the State of Delaware on May 18, 1989, and on January 1, 1990 acquired the assets and liabilities of Capital Technology, a Connecticut sole proprietorship owned by the Company's stockholder (the "Stockholder"). Because the two entities were under common control, the acquisition has been accounted for under reorganization accounting and treated similar to a pooling. Accordingly, the historical carrying amounts of the assets, liabilities and equity of Capital Technology were carried forward to the Company's financial statements.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and specializes in placements of equity and subordinated debt related to independent power projects. The Company also provides fee-based financial advisory services. The Company's application for membership in the National Association of Securities Dealers, Inc. ("NASD") was accepted on October 15, 1990.

Note B - Summary of Significant Accounting Policies

1. *Method of Accounting*

   Income and expenses are recorded on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The accrual method of accounting recognizes income when earned rather than received and expenses when incurred rather than when paid.

2. *Revenue Recognition*

   Fee income which is contingent upon future events is not recognized until all such future events have occurred and the amount of fees to be received can be determined.

3. *Money Market Funds*

   Money market funds consist of shares held in a single financial institution, and are stated at market value. The Company considers the money market fund to be a cash equivalent except for computing net capital, where a 2% haircut is taken.

4. *Use of Estimates*

   Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Note B - Summary of Significant Accounting Policies - (Continued)

5. *Cash and cash equivalents*

All investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents.

Note C - Income Taxes

The Company is treated as an S Corporation under the Internal Revenue Code. Accordingly, the Company is not subject to federal income taxes and therefore no provision for federal income taxes is reflected in the accompanying income statement.

Beginning January 1, 2001 S Corporations are no longer subject to income taxes on resident stockholders in the State of Connecticut. Therefore, the accompanying income statement does not reflect a provision for state income taxes.

Note D - Related Party Transactions

1. *Subordinated Stockholder Loan*

Subordinated stockholder loan, consists of a note which bears interest at 10% and will mature in the year 2009. The NASD has reviewed the terms of the agreement and determined that the borrowing may be used in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

2. *Other Transactions*

Advances from the Stockholder are short-term and non-interest bearing, and totaled $913 at December 31, 2003.

Effective January 1, 1991, the Company entered into an agreement (the "Services Agreement") with CT Services Company ("CT Services"), a company owned by the Stockholder, whereby CT Services will provide certain operational and administrative services to the Company. Fees paid to CT Services totaled $61,549 in 2003 (net of reimbursed expenses). Fees paid to CT Services are based on services provided the Company. Under the services agreement, no fees are required to be paid, if such amount would affect the ability of the Company to meet its net capital requirements under the Securities and Exchange Commission's Rule 15c3-1.

Note E - Concentration of Credit Risk

The Company only services a limited number of clients in any one accounting period. One client accounted for 100% of the fees earned by the Company in 2003.

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at December 31, 2003.

Note G - Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 of the SEC since it carries no customer accounts and does not otherwise hold funds or securities of customers.

SUPPLEMENTAL INFORMATION

CAPITAL TECHNOLOGY, INC.

Computation of Net Capital

December 31, 2003

TOTAL STOCKHOLDER'S DEFICIT	$	(1,389)
ADDITIONS		
Subordinated stockholder loans		9,252
DEDUCTIONS		
Haircuts on securities		(334)
NET CAPITAL	$	7,529
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	2,529
AGGREGATE INDEBTEDNESS	$	10,304
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.37

RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17a-5 as of December 31, 2003)		
Net Capital recorded in Company's Part II A (Unaudited) Focus Report	$	8,029
Audit Adjustments:		
- 2003 Reclass from expense to due to shareholder		(500)
NET CAPITAL PER ABOVE	$	7,529

See accompanying notes.

The Professional Associates, P.C.
Certified Public Accountants and Consultants

James F. Beardsley, CPA
Clement J. Pascarella, CPA
Robert R. Pascarella, CPA
Edmund Pilla, CPA, Retired

To the Stockholder
Capital Technology, Inc.
Old Greenwich, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Capital Technology, Inc. (a Delaware corporation) for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Capital Technology, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

84 West Park Place, Stamford, CT 06901, Phone (203) 325-9771, Fax (203) 323-6266

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

The Professional Associates, P.C.

February 10, 2004